UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 January 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press releases:

TNT N.V. – Buyback of ordinary shares
04 January 2007

TNT Airways selects KLM Engineering and maintenance for maintenance B747 - 400ERF'S
08 January 2007

TNT acquires Mercúrio, the express market leader in Brazil
10 January 2007

04 January 2007

TNT N.V. – Buyback of ordinary shares

Further to the share buyback program announced on 6 November 2006, TNT N.V. announces that:

– on 27 December 2006, it purchased 55,000 TNT N.V. ordinary shares at an average price of euro 32.3567 per share,

– on 28 December 2006, it purchased 56,000 TNT N.V. ordinary shares at an average price of euro 32.4860 per share,

– on 29 December 2006, it purchased 57,000 TNT N.V. ordinary shares at an average price of euro 32.5845 per share,

– on 2 January 2007, it purchased 96,650 TNT N.V. ordinary shares at an average price of euro 32.9931 per share,

– on 3 January 2007, it purchased 224,000 TNT N.V. ordinary shares at an average price of euro 33.1973 per share,

– during the period from 6 November 2006 until and including 3 January 2007, it purchased 27,961,193 TNT N.V. ordinary shares at an average price of euro 32.0968 per share, and

– the total amount of the share buyback until and including 3 January 2007 therefore amounts to 89.7% of the announced buyback up to euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

08 January 2007

TNT Airways selects KLM Engineering and maintenance for maintenance B747 – 400ERF'S

TNT Airways has selected KLM Engineering & Maintenance (KLM E&M) for the maintenance of its two Boeings 747-400 Extended Range Freighters. KLM E&M already maintains TNT’s growing Boeing 737F/QC fleet, under a full support contract. In addition, KLM E&M executes C-checks** on TNT’s BAE146 aircraft at its subsidiary KLM uk Engineering in Norwich; this contract has recently been extended by five years.

With the arrival of TNT’s 1st B747-400 Extended Range Freighter, TNT Airways is now looking at expanding its successful cooperation with KLM E&M to include B747 Engineering Services, Maintenance Control Services and Component Services, as well as Worldwide Line Maintenance and Airframe Maintenance including A-checks* and C-checks**.

TNT Airways SA is a wholly owned subsidiary of TNT N.V. which provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. TNT Airways provides it’s express division with a safe, reliable and cost effective air freight network connecting daily all TNT Express locations throughout the world and more specifically in Europe.

KLM Engineering & Maintenance and Air France Industries, which joined forces following the Air France KLM merger, are world-leading multi-product MRO (Maintenance, Repair, Overhaul) providers with a joint workforce of 15,000, offering comprehensive repair capability, integration expertise, component pool operational support and a powerful logistics network. Together they support the aircraft of Air France and KLM as well as more than 150 major customers worldwide.

* : A-check = bimonthly 24 hour aircraft, engines and system check.
**: C-check= two yearly extensive maintenance check.

10 January 2007

TNT acquires Mercúrio, the express market leader in Brazil

TNT today announced the completion of its acquisition of 100% of the shares of Expresso Mercúrio S.A. (Mercúrio), the market leader in the Brazilian domestic express market. The acquisition provides TNT with an ideal platform to further develop an integrated South American road express network. Parties do not disclose further details on the price of this cash funded transaction.

Mercúrio leads the Brazilian domestic express market with a market share of 15%. In 2006, revenues of Mercúrio are expected to amount to around EUR 190 million. Mercúrio has developed the largest owned network in South and Southeast Brazil connecting 3,300 cities and has been expanding its reach into the Northeast since 2004, fulfilling its ambition of nationwide coverage. Its leadership was established by offering a high quality product portfolio with, among others, day definite services and track and trace. Mercúrio has a broad, diverse and loyal customer base in the domestic express market. The company employs over 6,000 employees and has a well developed network with 101 depots and 2,044 vehicles.

Mr. Peter Bakker, Chief Executive Officer of TNT N.V. said: “After recent announcements for China (Hoau) and India (Speedage), Brazil is again a bold move into another rapidly growing emerging market. Combining Mercúrio’s domestic road network with TNT’s international air and road network capacity is an embodiment of TNT’s Focus on Networks strategy. With Mercúrio we acquire the leading domestic Express network in the third of the 4 BRIC countries in the space of little over 12 months.”

Mrs. Marie-Christine Lombard, Group Managing Director of TNT’s express division, said: “This transaction adds to TNT’s strategic objective to become number 1 in selected emerging markets. Mercúrio’s cross-border network provides us with an excellent opportunity to grow and expand even further throughout South-America. We are especially pleased with the trust the current management of Mercúrio have displayed by remaining with the company.”

Mr. Roberto Rodrigues, Country General Manager of TNT Express Brazil, adds: “Mercúrio’s customers will certainly benefit from this transaction. TNT’s excellent network in and into Europe and Asia allows us to improve service offerings to these customers, which often have built their businesses on the strong historical ties between South America and Europe.”

Customers of Mercúrio and TNT will benefit from this transaction on a number of aspects. TNT will be able to offer a full integrated network in the Brazilian express market with national coverage and connections to Chile, Argentina and Uruguay. Furthermore, as the Brazilian market is characterised by its fragmented nature, Mercúrio’s customers can benefit from the broad product range TNT offers. Also, linking Mercúrio’s domestic network up with the international network of TNT will provide the customers with a global reach for their shipments.

The Brazilian domestic express market is expected to show growth rates in the range of 10 to 15 percent in the coming years. The Brazilian economy is marked by high investments in the manufacturing sector such as automotive, FMCG and the pharmaceutical/chemical industry. Furthermore, the government is planning high investments in the infrastructure; two important factors for an express company.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and an operating income of € 921 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 10 January 2007